Exhibit 99.3

EXCHANGE AGENT AGREEMENT

•, 2005

The Bank of New York
Corporate Trust Trustee Administration
101 Barclay Street – Floor 8W
New York, New York 10286

Ladies and Gentlemen:

Computer Associates International, Inc., a Delaware corporation (the “Company”), has made offers (the “Exchange Offers”) to exchange its 4.750% Senior Notes due 2009 and its 5.625% Senior Notes due 2014 (collectively, the “Existing Notes”) for 4.750% Series B Senior Notes due 2009 and 5.625% Series B Senior Notes due 2014, respectively (collectively, the “New Notes”).  The terms and conditions of the Exchange Offers as currently contemplated are set forth in a prospectus, dated •, 2005 (the “Prospectus”), proposed to be distributed to all record holders of the Existing Notes.  The Existing Notes and the New Notes are collectively referred to herein as the “Notes.”

The Company hereby appoints The Bank of New York to act as exchange agent (the “Exchange Agent”) in connection with the Exchange Offers.  References hereinafter to “you” shall refer to The Bank of New York.

The Exchange Offers are expected to be commenced by the Company on or about •, 2005.  The Letter of Transmittal accompanying the Prospectus (or in the case of book entry securities, the ATOP system) is to be used by the holders of the Existing Notes to accept the Exchange Offers and contains instructions with respect to the delivery of certificates for Existing Notes tendered in connection therewith.

The Exchange Offers shall expire at 5:00 P.M., New York City time, on the 20th business day following their commencement or on such later date or time to which the Company may extend either Exchange Offer (the “Expiration Date”).  Subject to the terms and conditions set forth in the Prospectus, the Company expressly reserves the right to extend either Exchange Offer from time to time and may extend either Exchange Offer by giving oral (confirmed in writing) or written notice to you before 9:00 A.M., New York City time, on the business day following the previously scheduled Expiration Date.

The Company expressly reserves the right to amend or terminate the Exchange Offers, and not to accept for exchange any Existing Notes not theretofore accepted for exchange, upon the occurrence of any of the conditions of the Exchange Offers specified in the Prospectus under the caption “The Exchange Offers — Expiration Date” and “The Exchange Offers—We Can Amend or Extend an Exchange Offer.”  The

Company shall give oral (confirmed in writing) or written notice of any amendment, termination or nonacceptance to you as promptly as practicable.

In carrying out your duties as Exchange Agent, you are to act in accordance with the following instructions:

1.                                       You will perform such duties and only such duties as are specifically set forth in the sections of the Prospectus captioned “The Exchange Offers” and “How to Tender Your Old Notes,” in the Letter of Transmittal accompanying the Prospectus or as specifically set forth herein; provided, however, that in no way will your general duty to act in good faith be discharged by the foregoing.

2.                                       You will establish an account with respect to the Existing Notes at The Depository Trust Company (“DTC” or the “Book-Entry Transfer Facility”) for purposes of the Exchange Offers within two business days after the date of the Prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry delivery of the Existing Notes by causing the Book-Entry Transfer Facility to transfer such Existing Notes into your account in accordance with the Book-Entry Transfer Facility’s procedure for such transfer.

3.                                       You are to examine each of the Letters of Transmittal and certificates for Existing Notes (or confirmation of book-entry transfer into your account at the Book-Entry Transfer Facility) and any other documents delivered or mailed to you by or for holders of the Existing Notes to ascertain whether: (a) the Letters of Transmittal and any such other documents are duly executed and properly completed in accordance with instructions set forth therein and (b) the Existing Notes have otherwise been properly tendered.  In each case where the Letter of Transmittal or any other document has been improperly completed or executed or any of the certificates for Existing Notes are not in proper form for transfer or some other irregularity in connection with the acceptance of the Exchange Offers exists, you will endeavor to inform the presenters of the need for fulfillment of all requirements and to take any other action as may be necessary or advisable to cause such irregularity to be corrected.

4.                                       With the approval of the Chief Executive Officer, Chief Financial Officer, President, Senior Vice President, Executive Vice President or any Vice President of the Company, or of counsel to the Company or any other party designated by any officer named in this Paragraph 4 (such approval, if given orally, to be confirmed in writing), you are authorized to waive any irregularities in connection with any tender of Existing Notes pursuant to the Exchange Offers.

5.                                       Tenders of Existing Notes may be made only as set forth in the Letter of Transmittal and in the section of the Prospectus captioned “How to Tender Your Old Notes—Procedures for Tendering,” and Existing Notes shall be considered properly tendered to you only when tendered in accordance with the procedures set forth therein.

Notwithstanding the provisions of this paragraph 5, Existing Notes that the Chief Executive Officer, Chief Financial Officer, President, Senior Vice President, Executive Vice President or any Vice President of the Company shall approve as having been properly tendered shall be considered to be properly tendered (such approval, if given orally, shall be confirmed in writing).

6.                                       You shall advise the Company with respect to any Existing Notes received subsequent to the Expiration Date and accept its instructions with respect to disposition of such Existing Notes.

7.                                       You shall accept tenders:

(a)                                  in cases where the Existing Notes are registered in two or more names only if signed by all named holders;

(b)                                 in cases where the signing person (as indicated on the Letter of Transmittal) is acting in a fiduciary or a representative capacity only when proper evidence of his or her authority so to act is submitted; and

(c)                                  from persons other than the registered holder of Existing Notes provided that customary transfer requirements, including any applicable transfer taxes, are fulfilled.

You shall accept partial tenders of Existing Notes where so indicated and as permitted in the Letter of Transmittal and deliver certificates for Existing Notes to the transfer agent for split-up and return any untendered Existing Notes to the holder (or such other person as may be designated in the Letter of Transmittal) as promptly as practicable after expiration or termination of the Exchange Offers.

8.                                       Upon satisfaction or waiver of all of the conditions to the Exchange Offers, the Company will notify you (such notice if given orally, to be confirmed in writing) of its acceptance, promptly after the Expiration Date, of all Existing Notes properly tendered and you, on behalf of the Company, will exchange Existing Notes duly tendered for New Notes on the terms and subject to the conditions set forth in the Prospectus and the Letter of Transmittal.  Delivery of New Notes will be made on behalf of the Company by you at the rate of $1,000 principal amount of New Notes for each $1,000 principal amount of Existing Notes tendered as soon as practicable after notice (such notice if given orally, to be confirmed in writing) of acceptance of said Existing Notes by the Company; provided, however, that in all cases, Existing Notes tendered pursuant to the Exchange Offers will be exchanged only after timely receipt by you of certificates for such Existing Notes (or confirmation of book-entry transfer into your account at the Book-Entry Transfer Facility), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees and any other required documents.  Unless otherwise instructed by the Company, you shall issue New Notes only in denominations of $1,000 or any integral multiple thereof.

9.                                       Tenders pursuant to the Exchange Offers are irrevocable, except that, subject to the terms and upon the conditions set forth in the Prospectus and the Letter of Transmittal, Existing Notes tendered pursuant to the Exchange Offers may be withdrawn at any time prior to the Expiration Date.

10.                                 The Company shall not be required to exchange any Existing Notes tendered if any of the conditions set forth in the Exchange Offers are not met.  Notice of any decision by the Company not to exchange any Existing Notes tendered shall be given (and confirmed in writing) by the Company to you.

11.                                 If, pursuant to the Exchange Offers, the Company does not accept for exchange all or part of the Existing Notes tendered because of an invalid tender, the occurrence of certain other events set forth in the Prospectus under the caption “How to Tender Your Old Notes—Conditions” or otherwise, you shall as soon as practicable after the expiration or termination of the Exchange Offers return those certificates for unaccepted Existing Notes (or effect appropriate book-entry transfer), together with any related required documents and the Letters of Transmittal relating thereto that are in your possession, to the persons who deposited them.

12.                                 All certificates for reissued Existing Notes, unaccepted Existing Notes or for New Notes shall be forwarded by first-class certified mail, return receipt requested under a blanket surety bond protecting you and the Company from loss or liability arising out of the non-receipt or non-delivery of such certificates.

13.                                 You are not authorized to pay or offer to pay any concessions, commissions or solicitation fees to any broker, dealer, bank or other persons or to engage or utilize any person to solicit tenders.

14.                                 As Exchange Agent hereunder you:

(a)                                  shall have no duties or obligations other than those specifically set forth in the sections of the Prospectus captioned “The Exchange Offers” and “How to Tender Your Old Notes,” in the Letter of Transmittal accompanying the Prospectus or herein or as may be subsequently agreed to in writing by you and the Company;

(b)                                 will be regarded as making no representations and having no responsibilities as to the validity, sufficiency, value or genuineness of any of the certificates or the Existing Notes represented thereby deposited with you pursuant to the Exchange Offers, and will not be required to and will make no representation as to the validity, value or genuineness of the Exchange Offers; provided, however, that in no way will your general duty to act in good faith be discharged by the foregoing;

(c)                                  shall not be obligated to take any legal action hereunder that might in your reasonable judgment involve any expense or liability, unless you shall have been furnished with reasonable indemnity;

(d)                                 may reasonably rely on and shall be protected in acting in reliance upon any certificate, instrument, opinion, notice, letter, telegram or other document or security delivered to you and reasonably believed by you to be genuine and to have been signed by the proper party or parties;

(e)                                  may reasonably act upon any tender, statement, request, comment, agreement or other instrument whatsoever not only as to its due execution and validity and effectiveness of its provisions, but also as to the truth and accuracy of any information contained therein, which you shall in good faith believe to be genuine or to have been signed or represented by a proper person or persons;

(f)                                    may rely on and shall be protected in acting upon written or oral instructions from any officer of the Company;

(g)                                 may consult with your counsel with respect to any questions relating to your duties and responsibilities and the written opinion of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted to be taken by you hereunder in good faith and in accordance with the written opinion of such counsel; and

(h)                                 shall not advise any person tendering Existing Notes pursuant to the Exchange Offers as to the wisdom of making such tender or as to the market value or decline or appreciation in market value of any Existing Notes.

15.                                 You shall take such action as may from time to time be requested by the Company or its counsel (and such other action as you may reasonably deem appropriate) to furnish copies of the Prospectus, Letter of Transmittal and the Notice of Guaranteed Delivery (as defined in the Prospectus) or such other forms as may be approved from time to time by the Company, to all persons requesting such documents and to accept and comply with telephone requests for information relating to the Exchange Offers, provided that such information shall relate only to the procedures for accepting (or withdrawing from) the Exchange Offers.  The Company will furnish you with copies of such documents at your request.  All other requests for information relating to the Exchange Offers shall be directed to the Company, Attention:  Secretary.

16.                                 You shall advise by facsimile transmission or telephone, and promptly thereafter confirm in writing to the Company and such other person or persons as it may request, daily (and more frequently during the week immediately preceding the Expiration Date and if otherwise requested) up to and including the Expiration Date, as to the amount of Existing Notes that have been tendered pursuant to the Exchange Offers and the items received by you pursuant to this Agreement, separately reporting and giving cumulative totals as to items properly received and items improperly received.  In addition, you will also inform, and cooperate in making available to, the Company or any such other person or persons upon oral request made from time to time prior to the Expiration Date of such other information as it or he reasonably requests.  Such cooperation shall include, without limitation, the granting by you to the Company and such person as the Company may request of access to those persons on your staff who are responsible for receiving tenders, in order to ensure that immediately prior to the Expiration Date the Company shall have received information in sufficient detail to enable it to decide whether to extend an Exchange Offer.  You shall prepare a final list of all persons whose tenders were accepted, the aggregate principal amount of Existing Notes tendered, the aggregate principal amount of Existing Notes accepted and deliver said list to the Company.

17.                                 Letters of Transmittal and Notices of Guaranteed Delivery shall be stamped by you as to the date and the time of receipt thereof and shall be preserved by you for a period of time at least equal to the period of time you preserve other records pertaining to the transfer of securities.  You shall dispose of unused Letters of Transmittal and other surplus materials as instructed by the Company.

18.                                 You hereby expressly waive any lien, encumbrance or right of set-off whatsoever that you may have with respect to funds deposited with you for the payment of transfer taxes by reasons of amounts, if any, borrowed by the Company, or any of its subsidiaries or affiliates pursuant to any loan or credit agreement with you or for compensation owed to you hereunder.

19.                                 For services rendered as Exchange Agent hereunder, you shall be entitled to such compensation as set forth in Schedule I attached hereto.

20.                                 You hereby acknowledge receipt of the Prospectus and the Letter of Transmittal and further acknowledge that you have examined each of them.  Any inconsistency between this Agreement, on the one hand, and the Prospectus and the Letter of Transmittal (as they may be amended from time to time), on the other hand, shall be resolved in favor of the latter two documents, except with respect to the duties, liabilities and indemnification of you as Exchange Agent which shall be controlled by this Agreement.

21.                                 The Company covenants and agrees to indemnify and hold you in your capacity as Exchange Agent hereunder harmless against any loss, liability, cost or expense, including reasonable attorneys’ fees arising out of or in connection with any act, omission, delay or refusal made by you in reasonable reliance upon any signature, endorsement, assignment, certificate, order, request, notice, instruction or other instrument or document reasonably believed by you to be valid, genuine and sufficient and in accepting any tender or effecting any transfer of Existing Notes reasonably believed by you in good faith to be authorized, and in delaying or refusing in good faith to accept any tenders or effect any transfer of Existing Notes; provided, however, that the Company shall not be liable for indemnification or otherwise for any loss, liability, cost or expense to the extent arising out of your gross negligence, willful misconduct or bad faith.  In no case shall the Company be liable under this indemnity with respect to any claim against you unless the Company shall be notified by you, by letter or facsimile confirmed by letter, of the written assertion of a claim against you or of any other action commenced against you, promptly after you shall have received any such written assertion or notice of connection of action.  The Company shall be entitled to participate at its own expense in the defense of any such claim or other action, and, if the Company so elects, the Company shall assume the defense of any suit brought to enforce any such claim.  In the event that the Company shall assume the defense of any such suit, the Company shall not be liable for the fees and expenses of any additional counsel thereafter retained by you, so long as the Company shall retain counsel reasonably satisfactory to you to defend such suit.

22.                                 You shall comply with all requirements under the tax laws of the United States.

23.                                 You shall deliver or cause to be delivered, in a timely manner to each governmental authority to which any transfer taxes are payable in respect of the exchange of Existing Notes, your check in the amount of all transfer taxes so payable, and the Company shall reimburse you for the amount of any and all transfer taxes payable by the Company in respect of the exchange of Existing Notes in accordance with the Section of the Prospectus captioned “How to Tender Your Old Notes—Fees and Expenses”; provided, however, that you shall reimburse the Company for amounts refunded to you in respect of your payment of any such transfer taxes, at such time as such refund is received by you.

24.                                 This Agreement and your appointment as Exchange Agent hereunder shall be construed and enforced in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within such state, and without regard to conflicts of law principles, and shall inure to the benefit of, and the obligations created hereby shall be binding upon, the successors and assigns of each of the parties hereto.

25.                                 This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

26.                                 In case any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

27.                                 This Agreement shall not be deemed or construed to be modified, amended, rescinded, cancelled or waived, in whole or in part, except by a written instrument signed by a duly authorized representative of the party to be charged. This Agreement may not be modified orally.

28.                                 Unless otherwise provided herein, all notices, requests and other communications to any party hereunder shall be in writing (including facsimile or similar writing) and shall be given to such party, addressed to it, at its address or telecopy number set forth below:

If to the Company:

Computer Associates International, Inc.
One Computer Associates Plaza
Islandia, New York 11749
Facsimile:
Attention:  Legal Department

with a copy to:

Robert W. Downes
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Facsimile:  (212) 558-3588

If to the Exchange Agent:

The Bank of New York
101 Barclay Street
Floor 8W
New York, New York 10286
Facsimile:  (212) 815-5707 or (212) 815-5704
Attention:  Corporate Trust Administration

29.                                 Unless terminated earlier by the parties hereto, this Agreement shall terminate 90 days following the Expiration Date.  Notwithstanding the foregoing, Paragraphs 19, 21 and 23 shall survive the termination of this Agreement.  Upon any termination of this Agreement, you shall promptly deliver to the Company any certificates, funds or property then held by you as Exchange Agent under this Agreement.

30.                                 This Agreement shall be binding and effective as of the date hereof.

Please acknowledge receipt of this Agreement and confirm the arrangements herein provided by signing and returning the enclosed copy.

COMPUTER ASSOCIATES INTERNATIONAL, INC.

By:
Name:
Title:

Accepted as of the date
first above written.

THE BANK OF NEW YORK, as Exchange Agent

By:
Name:
Title:

Schedule I

Exchange Agent Fee	$•

Services Include:

• Receive and process Letters of Transmittal

• Data entry and processing

• Calculation of securities entitlement

• Proof and control of presentations

• Answer bondholder inquiries

• Process guaranteed deliveries

• Initiation of Certificate debit down to presenting bondholder account

Extension Fee	$•/extension

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Out-of-Pocket Expenses

Fees quoted do not include out-of-pocket expenses or allocated expenses such as, but not limited to, travel, charges of foreign depositories, facsimile, stationery, postage, telephone, overnight courier, and messenger cost.  These expenses will be billed at your cost, when incurred.  In the event the transaction terminates before closing, all out-of-pocket expenses incurred, including our counsel fees, if applicable, will be billed to the account.

External Counsel Fee

Fees quoted do not include outside counsel fees.  A bill will be rendered on or before the closing date, with payment of the amount due at that time.

Miscellaneous Services

These charges for performing services not contemplated at the time of execution of the documents or not specifically covered elsewhere in the schedule will be determined by appraisal in amount commensurate with the services.  These extraordinary services may partially be classified as amendments and releases; the preparation of special or interim reports which the trustee or agent must submit to security holders; unusual studies, considerations and actions taken with respect to document provisions; and the custody of collateral which is diversified, voluminous in bulk of which involves the trustee or agent in unusual activity.

Terms of Proposal

The Bank of New York’s final acceptance of this appointment is subject to the full review and approval of all related documentation, financials and our conflict investigation.  Please note that if this transaction does not proceed to a successful conclusion, you will be responsible for paying any expenses incurred for this transaction.  This offer shall be deemed terminated if we do not enter into a written agreement within three months from the date of transmittal.

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